SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Consumers Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

210509105

(CUSIP Number)

Renee K. Wood

Consumers National Bank, 614 E. Lincoln Way,

P.O. Box 256, Minerva, OH, 44657

330 868-7701

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2019 and January 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

13D

CUSIP No.           E90215109

1.	Name of Reporting Person Laurie L. McClellan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO - No Funds Transacted
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 349,180.76
	8.	Shared Voting Power 47,841*
	9.	Sole Dispositive Power 349,180.76
	10.	Shared Dispositive Power 47,841*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 397,021.76
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.5%
14.	Type of Reporting Person (See Instructions) IN

* Includes 39,707 shares held in a trust for which the reporting person is the sole beneficiary, but shares voting power with her husband as co-trustees, 7,572 shares held directly by the reporting person’s husband in a revocable trust, 362 shares held jointly by the reporting person and one of her children, and 200 shares held jointly by the reporting person and one of her children.

13D

Item 1. Security and Issuer

This statement relates to the common shares (“Common Stock”) of Consumers Bancorp, Inc., an Ohio corporation (the “Issuer”), the principal executive offices of which are located at 614 East Lincoln Way, Minerva, Ohio, 44657.

Item 2. Identity and Background

This statement is being filed by Laurie L. McClellan, whose residential address is 28 Tepee Drive, Minerva, Ohio, 44657. Mrs. McClellan is currently the Chairman of the Board of the Issuer.

During the last five years, Mrs. McClellan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. McClellan is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mrs. McClellan is the manager of the Romain Fry Investment Company Ltd. and has reported its holdings of the Issuer’s Common Stock as indirectly owned. On January 11, 2019, the Romain Fry Investment Company Ltd. distributed 15,472 shares of the Issuer’s Common Stock to its members and, as a result, Mrs. McClellan no longer reports the 15,472 shares as indirectly owned. In addition, as part of the distribution, Mrs. McClellan received 533 shares of the Issuer’s Common Stock, which Mrs. McClellan holds indirectly as the trustee of the Geraldine Fry Rev. Trust. No funds were transacted as part of the transactions.

Mrs. McClellan is trustee of the Romain F. Fry Marital Trust and has reported its holdings of the Issuer’s Common Stock as indirectly owned. On January 18, 2019, the Romain F. Fry Marital Trust transferred 288,817 shares of the Issuer’s Common Stock to the Romain F. Fry Family Trust, of which Mrs. McClellan is the trustee and reports its holdings as indirectly owned. No funds were transferred as part of the transaction.

Mrs. McClellan’s beneficial ownership was previously diluted as a result of the Issuer’s right’s offering in July 2013, which increased the Issuer’s issued and outstanding Common Stock.

Item 4. Purpose of Transaction

Mrs. McClellan, as Manager of the Fry Investment Company Ltd. and trustee of the Geraldine Fry Rev. Trust, the Romain F. Fry Marital Trust and the Romain F. Fry Family Trust, disposed and acquired the Common Stock for personal and family investment purposes.

Item 5. Interest in Securities of the Issuer.

The 397,021.76 shares of the Issuer’s Common Stock reported in this Schedule 13D represent 14.5% of the currently issued and outstanding Common Stock. Mrs. McClellan has sole voting and dispositive power with respect to 349,180.76 shares and shared voting and dispositive power with respect to 8,134 shares. With respect to the 47,841 shares, 39,707 shares are held in a trust for which the reporting person is the sole beneficiary, but shares voting power with her husband as co-trustees, 7,572 shares are held directly by Mrs. McClellan’s spouse in a revocable trust, 362 shares are held jointly by Mrs. McClellan and her daughter, Cristin McClellan, and 200 shares are held jointly by Mrs. McClellan and her daughter, Leisa McClellan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable

Item 7. Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2019	By: /s/ Laurie L. McClellan
Laurie L. McClellan